April 24, 2014

Attn: Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	New Residential Investment Corp.
Registration Statement on Form S-11 (SEC File No. 333-191300)

Dear Mr. Kluck:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of New Residential Investment Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 pm, Eastern Time, on April 24, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that on April 24, 2014 the undersigned expects to effect the following approximate distribution of copies of the Preliminary Prospectus dated April 24, 2014 (the “Preliminary Prospectus”):

No. of Copies
Institutions	50
Others	0
Total	50

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ian Wesson
	Name:	Ian Wesson
	Title:	Director